AuRico Gold Reports Preliminary Fourth Quarter Production Results

Toronto: January 13, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) announces preliminary results for the fourth quarter. All amounts are in U.S. dollars unless otherwise indicated. Gold equivalent grades are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

During the fourth quarter the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”), which included the exciting Young-Davidson mine located in the prolific Abitibi gold belt in Northern Ontario. Young-Davidson remains on schedule to begin production at the end of March 2012 and is currently designed to ramp up to over 200,000 ounces of annual production by 2015. The Company is also well positioned for production growth from its mines in Mexico.

Fourth Quarter Highlights - AuRico Consolidated

The Company reported:

  Revenues of $154 million, an increase of 38%, or $42 million, over the previous quarter.

  Production of 72,119 gold ounces and 1.1 million silver ounces, or 92,815 gold equivalent ounces using the actual gold equivalency ratio of 54:1 realized during the quarter.

  Cash cost of $680 per gold equivalent ounce using the actual gold equivalency ratio of 54:1 realized during the quarter. Included in the costs are the higher cash costs reported from the recently acquired Australian- based mines, the El Cubo mine as it depletes high cost stockpiles and converts mining methods as well as costs associated with the mine re-sequencing at the Ocampo mine.

  Increased quarter-end cash balance of $179 million.

Beginning with the fourth quarter of 2011, the Company will report production and financial results from its two divisions: AuRico North America and AuRico Australia.

Fourth Quarter Highlights - AuRico North America

  Revenues of $106 million.

  Operating cash flow from the Company’s Mexican-based assets of $43 million.

  Production of 42,261 gold ounces and 1.1 million silver ounces, or 62,957 gold equivalent ounces using the actual gold equivalency ratio of 54:1 realized during the quarter.

  Production in the quarter was impacted by mine sequencing changes at Ocampo due to unanticipated and not previously encountered adverse ground conditions at newly opened mining areas in the underground mines. Revised ground control standards have now been fully implemented and production will resume in these areas during the first quarter with grades expected to return to levels experienced in the first three quarters of 2011.

  The re-sequencing negatively impacted ore grades as over 81,000 tonnes of ore from high grade stopes, grading from 5.3 to 9.6 grams per tonne gold equivalent, were replaced with approximately 77,000 tonnes of ore from lower grade stopes, with grades ranging from 1.7 to 4.0 grams per tonne gold equivalent.

  It is estimated that these lower grades have effectively deferred approximately 12,000 to 13,000 gold equivalent ounces of production targeted for the fourth quarter into the first quarter of 2012 as mining resumes in the areas. Had these ounces been delivered as planned in the fourth quarter of 2011, Ocampo would have achieved production guidance previously provided for the year.

  Cash costs were $599 per gold equivalent ounce using the gold equivalency ratio of 54:1 realized in the quarter ($605 per gold equivalent ounce at the Company’s long-term gold equivalency ratio of 55:1), which have been impacted by the lower underground grades at Ocampo described above and higher costs at El Cubo as the mine continues its conversion from cut and fill to longhole mining methods and depletes the high cost stockpiles.

René Marion, President and CEO stated, “When working in any new underground mining areas, potential challenges with ground conditions always exist. However, the situation in these isolated areas was unanticipated by Management, particularly considering the excellent ground conditions that we have encountered over the past four years. The situation has now been successfully addressed with operator training on the installation of cable-bolting. We have returned to our planned sequencing with average grades now returning to targeted levels and no further interruption to underground production is anticipated.”

Mr. Marion continued, “2011 has truly been a transformational year for AuRico. Through the two strategic acquisitions completed in 2011 we have expanded our asset base to include quality assets like El Chanate and Young-Davidson. The El Chanate mine reported the strongest production quarter in its history with cash costs below targeted levels and has additional growth potential yet to be realized as the Phase 2 expansion to 21,000 tonnes per day is commissioned in Q1. The Young-Davidson mine remains on plan for production at the end of the first quarter and there is significant exploration potential at the exciting Young-Davidson West deposit. Our corporate exploration program continues to deliver positive results and we look forward to reporting our updated reserves and resources during the first quarter. With our solid asset base and operating teams, the Company is looking forward to another transformational year in 2012.”

Fourth Quarter Highlights - AuRico Australia

Effective October 26, 2011, the Company completed the acquisition of Northgate Minerals, which included the Fosterville and Stawell gold mines. These two mines collectively reported attributable production of 29,858 gold ounces at cash costs of $863 per gold ounce and revenues of $48 million during the quarter.

Young-Davidson Highlights

The Young-Davidson mine remains on schedule to begin production by the end of March 2012. Recent highlights include:

  The project is 79% complete for the first gold pour scheduled for late in Q1 2012.

  Open pit mine pre-production development began on November 17, 2011 with the first open pit blast.

  The 115kV mine site power line was energized on December 1, 2011.

  Optimization studies are currently underway to accelerate and increase underground production.

  Engineering work is largely completed and all contracts have been awarded.

  All major equipment is on-site and currently being installed.

  Estimated 10-15% increase in capital costs over the original forecast issued on August 27, 2009 as a result of the accelerated work and scope change (7-10%) and engineering growth and escalation (5-8%).

  Further delineation of the YD West Zone, which resulted in a Measured and Indicated Resource of 536,000 ounces (4.5M tonnes grading 3.72 g/t gold) plus an Inferred Resource of 53,000 ounces (0.5M tonnes grading 3.22 g/t gold) that was announced on September 15, 2011 and is largely expected to be converted to reserve status as part of the Company’s Reserve and Resource update scheduled for release in the first quarter1 .

  A 40,000 metre exploration program has been launched for 2012 primarily focused on the YD West Zone as well as six additional targets identified during 2011.

  Safety milestone record recently achieved with 1 million man hours with no lost time injuries.

1.	YD West Resource is supported by “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young Davidson Property, Matachewan, Ontario” dated August 27, 2009 and the press release dated Sept 15, 2011 entitled “Northgate Minerals Announces a 500,000+ Ounce Indicated Resource at YD West”

Ocampo Highlights

  The Northeast and Santa Eduviges underground mines averaged 2,361 tonnes per day in the quarter.

  Significant down-dip extensions to the Santa Eduviges vein systems have been identified. Surface drilling has also discovered at least three similar high grade ore chutes along the strike of the PGR zone immediately west to the St Eduviges mine.

  Engineering studies regarding the development and commissioning of Level 2, a potential third underground mine continued in the quarter with a production decision expected by the end of Q1 2012.

  The Ocampo mill facility continued its strong performance and averaged 3,180 tonnes per day.

  Engineering studies continue to evaluate the economics associated with the commissioning of the existing shaft system immediately adjacent to the mill facility. The study will incorporate the favourable cost efficiencies and productivity enhancements attributable to hoisting ore from the Northeast underground mine, which would significantly reduce truck haulage to the processing facilities.

  Mining from the Picacho open pit ramped up to full production at the end of the fourth quarter.

  The 100,000 metre 2012 drilling program will primarily focus on extending the San Jose, San Amado and St Eduviges underground veins along strike and down dip. The surface program will test for new open pitable deposits westward along the PGR trend (PGR West) and at Cerro Blanco (St Librada SE). The Cerro Blanco target altered zone hosts surface values over a 1 kilometre long area and over 100 metres wide. There is an additional substantial-sized target on a parallel zone 300 metres southwest of Cerro Blanco.

El Chanate Highlights

  During the quarter, the first phase of a five-phase expansion program was completed and the second phase is well advanced.

  Phase 1 of the program targeted an average crushing and stacking rate of 18,000 tonnes per day. During the quarter the crushing and stacking rate averaged 17,833 tonnes per day, with an additional 317,652 tonnes of run-of-mine ore sent directly to the leach pad.

  Phase 2 of the expansion program is well advanced with a target stacking and crushing rate of 21,000 tonnes per day. Crushing and stacking rates are expected to reach targeted levels during Q1 2012.

  Upgrades to the conveyor system to accommodate the increased stacking rate have been completed and include the commissioning of a new stacker and the upgrading of all conveyor motors, gears and tail pulleys.

  An intermediate grade solution pond was commissioned on December 1st . This, combined with earlier upgrades to the pumps and feed lines has allowed the solution pumping rates to the leach ponds to be increased to from 20,000 to 31,500 m3 per day. With the increase in solution capacity, it will be possible to place more surface area under leach.

  An additional ADR (Adsorption-Desorption-Recovery) plant was installed and commissioned on December 20th . This will allow the solution treatment rate to increase from 17,000 m3 per day to 28,000 m3 per day. A third carbon regeneration kiln is expected to be operational during the first quarter.

  The first of three new leach cells, totaling 250,000 m2 of surface area, is expected to be completed in Q1 2012, with overall completion scheduled for the Q3 2012.

  At year’s end, 67%, or 316,200 m2 , of the existing leach pads were under leach.

  The decision to proceed with the final 3 phases of the expansion program, which have an ultimate target of 26,000 tonnes per day, will be made after the release of the Company’s reserve and resource update that is targeted for the first quarter of 2012.

  In December, the mining contractor increased the equipment fleet by 4 units, this will allow the mining rate to increase from 55,440 tonnes per day in the 2011 period (73,330 tonnes per day Q4, 2011) to an average of 90,000 to 100,000 tonnes per day in 2012.

  The 2011 exploration program delivered encouraging results during the quarter. Potential new targets have been identified as well as potential extensions to the south and southeast of the planned pit.

  The 28,000 metre 2012 drilling program will primarily focus on additional infill drilling within the pit and step-out drilling on the pit’s southern perimeter. Four exploration targets have been identified on the property and will be pursued through the year.

  The El Chanate mine reached 1 million man hours (one year) with no lost time injuries, believed to be the first Mexican-based operation to achieve such a high safety record.

El Cubo Highlights

  Production continues to ramp up towards the ultimate target levels of 1,800 tonnes per day of in-situ ore and the conversion to long-hole mining methods continues with a target of 95% of production by the end of 2012. During the quarter the company averaged 1,155 tonnes per day, with December averaging 1,314 tonnes per day.

  The mill processing rate remained on target and averaged 1,451 tonnes per day utilizing a smaller and more efficient work force than in previous years.

  Of the 133,513 tonnes milled during the quarter, 27,240 tonnes were sourced from high cost stockpiles (established by late July) with the remainder from direct underground ore feed. It is anticipated that costs will decrease over the coming quarters as higher-cost stockpiles are depleted, the contribution from longhole mining increases combined with the underground operations ramping up to full production thereby reducing the contribution of high cost development ore.

  Underground development metres increased over 90% quarter over quarter and averaged 1,184 metres per month in Q4.

  The exploration program continued to deliver positive results that included step-out and in-fill drilling on the Dolores Vein discovery made in 2009/2010. This is a combined vein/sheeted vein deposit typical of the style of mineralization mined in this district for the last several hundred years. The drilling has successfully delineated a 1,100 metre long deposit that has the potential to be mined underground or via an open pit that would include a lower grade envelope of mineralized material that appears to be amenable to heap leach processing. Currently the Company is within 83 metres of the first ore access from underground.

  Drilling in the Villalpando Gap target area from surface has cut encouraging mineralization that exceeds current cut-off grades and has the potential to be mined from existing workings.

  The 46,600 metre 2012 surface and underground drilling program will primarily focus on three principal targets namely, Dolores-La Loca, Cebolletes and Villalpando Sur.

Operational Results – AuRico North America

Three Months Ended Dec. 31	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010
Gold Ounces Produced	19,909	29,384	18,080	-	4,272	-	42,261	29,384
Silver Ounces Produced	861,263	1,199,829	-	-	247,851	-	1,109,114	1,199,829
Gold eq. Oz. Produced (realized)	35,960	53,030	18,080	-	8,917	-	62,957	53,030
Gold eq. Oz. Produced (55:1)(2)	35,568	51,199	18,080	-	8,778	-	62,426	51,199
Cash Costs (realized)(1)	$553	$407	$401	-	$1,090	-	$599	$407
Cash Costs (55:1)(1)(2)	$560	$423	$401	-	$1,107	-	$605	$423
Gold Ounces Sold	19,449	28,207	17,355	-	4,995	-	41,799	28,207
Silver Ounces Sold	886,351	1,170,723	-	-	288,293	-	1,174,644	1,170,723
Gold eq. Ounces Sold (realized)	35,986	51,439	17,355	-	10,400	-	63,741	51,439
Gold eq. Ounces Sold (55:1)(2)	35,564	49,493	17,355	-	10,237	-	63,156	49,493

(1)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using by-product revenues as a cost credit.
(2)	Using the Company’s long-term gold equivalency ratio.

Twelve Months Ended Dec. 31	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011(1)	2010	2011	2010	2011	2010
Gold Ounces Produced	99,478	103,220	49,395	-	8,670	10,844	157,543	114,064
Silver Ounces Produced	4,171,772	4,417,413	-	-	556,379	536,457	4,728,151	4,953,870
Gold eq. Oz. Produced (realized)	194,208	176,458	49,395	-	20,277	19,108	263,880	195,566
Gold eq. Oz. Produced (55:1)(3)	175,328	183,537	49,395	-	18,786	20,596	243,509	204,133
Cash Costs (realized)(2)	$415	$437	$449	-	$1,046	$807	$461	$474
Cash Costs (55:1)(2)(3)	$460	$419	$449	-	$1,099	$748	$499	$454
Gold Ounces Sold	95,553	100,615	49,659	-	7,195	11,160	152,407	111,775
Silver Ounces Sold	4,081,527	4,415,308	-	-	435,448	555,469	4,516,975	4,970,777
Gold eq. Ounces Sold (realized)	188,307	173,716	49,659	-	15,883	19,713	253,849	193,429
Gold eq. Ounces Sold (55:1)(3)	169,762	180,893	49,659	-	15,113	21,259	234,534	202,152

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.
(2)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using by-product revenues as a cost credit.
(3)	Using the Company’s long-term gold equivalency ratio.

Operational Results – AuRico Australia

Three Months Ended Dec. 31	Fosterville		Stawell		Consolidated
	2011(1)	2010	2011(1)	2010	2011	2010
Gold Ounces Produced	14,660	-	15,198	-	29,858	-
Cash Costs per Gold Ounce	$817	-	$914	-	$863	-
Gold Ounces Sold	14,998	-	13,335	-	28,333	-

(1)	Represents results subsequent to the acquisition of the Fosterville and Stawell mines on October 26, 2011.

Operational Results – AuRico Consolidated

Three Months Ended Dec. 31	AuRico North America		AuRico Australia		Consolidated
	2011(1)	2010	2011(1)	2010	2011	2010
Gold Ounces Produced	42,261	29,384	29,858	-	72,119	29,384
Silver Ounces Produced	1,109,114	1,199,829	-	-	1,109,114	1,199,829
Gold eq. Oz. Produced (realized)	62,957	53,030	29,858	-	92,815	53,030
Gold eq. Oz. Produced (55:1)(3)	62,426	51,199	29,858	-	92,284	51,199
Cash Costs (realized)(2)	$599	$407	$863	-	$680	$407
Cash Costs (55:1)(2)(3)	$605	$423	$863	-	$685	$423
Gold Ounces Sold	41,799	28,207	28,333	-	70,132	28,207
Silver Ounces Sold	1,174,644	1,170,723	-	-	1,174,644	1,170,723
Gold eq. Ounces Sold (realized)	63,741	51,439	28,333	-	92,074	51,439
Gold eq. Ounces Sold (55:1)(3)	63,156	49,493	28,333	-	91,489	49,493

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011 and the acquisition of the Fosterville and Stawell mines on October 26, 2011.
(2)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.
(3)	Using the Company’s long-term gold equivalency ratio.

Twelve Months Ended Dec. 31	AuRico North America		AuRico Australia		Consolidated
	2011(1)	2010	2011(1)	2010	2011	2010
Gold Ounces Produced	157,543	114,064	29,858	-	187,401	114,064
Silver Ounces Produced	4,728,151	4,953,870	-	-	4,728,151	4,953,870
Gold eq. Oz. Produced (realized)	263,880	195,566	29,858	-	293,738	195,566
Gold eq. Oz. Produced (55:1)(3)	243,509	204,133	29,858	-	273,367	204,133
Cash Costs (realized)(2)	$461	$474	$863	-	$501	$474
Cash Costs (55:1)(2)(3)	$499	$454	$863	-	$538	$454
Gold Ounces Sold	152,407	111,775	28,333	-	180,740	111,775
Silver Ounces Sold	4,516,975	4,970,777	-	-	4,516,975	4,970,777
Gold eq. Ounces Sold (realized)	253,849	193,429	28,333	-	282,182	193,429
Gold eq. Ounces Sold (55:1)(3)	234,534	202,152	28,333	-	262,867	202,152

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011 and the acquisition of the Fosterville and Stawell mines on October 26, 2011.
(2)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.
(3)	Using the Company’s long-term gold equivalency ratio.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of properties in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to be in production at the end of Q1 2012 and to achieve over 200,000 ounces of production by 2015, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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